Exhibit (d)(3)

STRICTLY PRIVATE AND CONFIDENTIAL

April 24, 2017

Wabash National Corporation

1000 Sagamore Parkway South

Lafayette, IN 47905

Attention:	Mr. James Scarcelli
VP, Corporate Strategy

CONFIDENTIALITY AGREEMENT

Ladies and Gentlemen:

In connection with your consideration of a possible transaction with Project REDHAWK, a Delaware corporation, and/or its subsidiaries and affiliates (collectively, the “Company”) (the “Transaction”), the Company is prepared to make available to you certain confidential and proprietary information relating to the Company which is not available to the general public. All such information, whether written, oral or electronic, whether furnished before or after the date of this letter agreement by the Company or its Representatives (as defined below), and regardless of the manner or form in which it is furnished, is collectively referred to in this letter agreement as “Evaluation Material.” The term “Evaluation Material” also includes all notes, summaries, analyses, compilations, studies, or other documents or media prepared by you or your Representatives which contain, reflect or are based upon, in whole or in part, the information furnished to you or your Representatives pursuant to this letter agreement. The term Evaluation Material does not include, however, information which (a) is or becomes generally available to the public other than as a result of direct or indirect disclosure by you or your Representatives in violation of the terms of this letter agreement or (b) prior to its disclosure to you by the Company or its Representatives, is or becomes available to you on a non-confidential basis from a source (other than the Company or any of its Representatives) which is not prohibited from disclosing such information to you by a legal, contractual or fiduciary obligation to the Company or any other Person. The term “Representatives” means, as to any Person, its directors, officers, employees, agents or advisors (including, without limitation, attorneys, accountants, consultants, financial advisors and non-convertible debt sources of financing for the Transaction, and additionally as to you, upon receiving prior written consent of the Company, which consent may be given, withheld or conditioned in its sole discretion, your potential sources of equity financing for the Transaction). The term “Person” as used in this letter agreement is broadly interpreted to include any corporation, company, partnership or other legal or business entity or any individual.

Accordingly, in consideration of the Evaluation Material being furnished to you, you agree that:

1.          Except as required by Law (and only after compliance with paragraph 2 below), unless otherwise agreed to in writing by the Company, you will (a) not use the Evaluation Material for any purpose other than in connection with your evaluation of the Transaction, (b) keep the Evaluation Material confidential and not disclose any Evaluation Material in any manner whatsoever and (c) not disclose to any other Person the fact the Evaluation Material exists or has been made available, that you are considering the Transaction, or that discussions or negotiations are taking place concerning the Transaction or involving the Company or any of the terms, conditions, or other facts with respect thereto (including, without limitation, the status thereof); provided, however, that such information may be disclosed to your Representatives who are actively and directly participating in your evaluation of the Transaction or who otherwise need to know such information for the sole purpose of evaluating the Transaction and who are informed by you of the confidential nature of the information. Without limiting the generality of the foregoing, you further agree that you will not, directly or indirectly, share the Evaluation Material with or enter into any agreement, arrangement or understanding, or have any discussions which would reasonably be expected to lead to such an agreement, arrangement or understanding with any other person, including other potential bidders and equity financing sources (other than your Representatives as permitted above) regarding a possible transaction involving the Company without the prior written consent of the Company, which consent may be given, withheld or conditioned in its sole discretion, and only upon such person executing a confidentiality agreement in favor of the Company with terms and conditions consistent with this letter agreement. You will cause your Representatives to observe the terms of this letter agreement and you will be responsible for any breach of this letter agreement by your Representatives. The term “Law,” means any applicable law or regulation (including, without limitation, any rule, regulation or policy statement of any organized securities exchange, market or automated quotation system on which any of your securities are listed or quoted) or by valid legal process.

2.          If you or any of your Representatives are requested pursuant to, or required by, Law to disclose any Evaluation Material or other information concerning the Company or the Transaction, prior to any such disclosure, you will, to the extent not legally prohibited, notify the Company promptly of any such request or requirement so that the Company may seek a protective order or other appropriate remedy, or, in the Company's sole discretion, waive compliance with the terms of this letter agreement. If no such protective order or other remedy is obtained or the Company waives compliance with the terms of this letter agreement, you or your Representatives will disclose only that portion of the Evaluation Material or other information which you are advised in writing by your legal counsel is legally required to be disclosed and will use best efforts to ensure any such information so disclosed will be accorded confidential treatment.

3.          If you decide that you do not wish to proceed with the Transaction, you will promptly inform the Company of that decision. In that case, or at any time upon the request of the Company for any reason, you will promptly (and in any case, within 14 days of the Company's request) (a) deliver to the Company all Evaluation Material furnished to you or your Representatives by or on behalf of the Company (and all copies thereof whether received from the Company or made by you or your Representatives) and (b) either deliver to the Company or destroy all materials prepared by you or your Representatives which constitute Evaluation Material without retaining a copy of any such material, with any such destruction certified to the Company in writing by your authorized officer supervising such destruction; provided that you may retain, in a secure location, a copy of such documents and records as is required to be retained pursuant to any internal document retention policy, law, regulation or rule to which you arc subject. Notwithstanding the return or destruction of the Evaluation Material, you and your Representatives will continue to be bound by your obligations of confidentiality and all other obligations under this letter agreement.

4.          You acknowledge that neither the Company, nor any of its Representatives nor any of their respective directors, officers, employees, or agents makes any express or implied representation or warranty as to the accuracy or completeness of any Evaluation Material. You agree that none of such Persons will have any liability to you or to any of your Representatives, relating to or resulting from the use of any Evaluation Material or for any errors therein or omissions therefrom. You also agree that you are not entitled to rely on the accuracy or completeness of any Evaluation Material and that you may only rely on those representations and warranties that may be contained in any definitive agreement executed and delivered by you and the Company and any other necessary parties with respect to the Transaction, subject to the terms and conditions as may be contained therein. For the purposes hereof, the term “definitive agreement” does not include an executed letter of intent or any other preliminary written agreement, nor does it include any written or oral acceptance of an offer or bid on your part.

5.          You agree that the Evaluation Information is and shall remain the property of the Company and that the Company has not granted and will not grant you any license, copyright or similar right with respect to any of the Evaluation Information or any other material made available to you by or on behalf of the Company.

6.          For a period of eighteen months from the date of this letter agreement, neither you nor any of your Representatives will, directly or indirectly, solicit, recruit or otherwise induce or encourage any person employed by the Company to terminate such employment or to accept employment or enter into any consulting or other agreement with you or your Representatives or employ in any capacity (as a director, officer, employee, consultant or otherwise) any person who served the Company as a director, officer, employee, consultant or otherwise as of the date hereof or any time during the evaluation of the Transaction without obtaining the prior written consent of the Company; provided, however, that you will not be prohibited from making general employment solicitations not directed at the employees of the Company or hiring any individuals who respond to such solicitations.

7.          You acknowledge that you are aware and that your Representatives have been advised that the United States securities Laws prohibit any Person having material, non-public information about an issuer from trading the securities of that company or from communicating such information to other Persons.

8.          For a period of eighteen months from the date of this letter agreement, neither you nor any of your Representatives or respective affiliates will in any manner, directly or indirectly, without the prior written consent of the Company or its board of directors (or a duly authorized committee thereof):

(a)          acquire, offer to acquire, or agree to acquire, directly or indirectly, by purchase or otherwise, any securities or direct or indirect rights or options to acquire any securities of the Company or any of its subsidiaries, or of any successor to or Person in control of the Company, or any assets of the Company or of its divisions or of any such successor or controlling Person;

(b)          make, or in any way participate, directly or indirectly, in any, “solicitation” of “proxies” (as such terms are used in the rules of the United States Securities and Exchange Commission), or advise or seek to influence any Person with respect to the voting of any voting securities of the Company or any of its subsidiaries;

(c)          make any public announcement with respect to, or submit a proposal (whether public or otherwise) for, or offer of (with or without conditions) any tender or exchange offer, merger, recapitalization, reorganization, business combination, restructuring, extraordinary dividend or distribution, liquidation, dissolution or other extraordinary transaction involving the Company or any of its subsidiaries or any of their securities or assets;

(d)          form, join or in any way participate in a “group” as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, in connection with any of the foregoing;

(e)          otherwise act, alone or in concert with others (including, without limitation, by providing financing to another party), to seek or offer to control or influence the management, board of directors, policies or affairs of the Company;

(f)          announce any intention to effect, cause or participate in, or advise, assist or encourage any other Persons in connection with any of the foregoing; or

(g)          request the Company or any of its Representatives, directly or indirectly, to amend or waive any provision of this paragraph.

You will promptly advise the Company of any inquiry or proposal made to you with respect to any of the foregoing.

9.          Robert W. Baird & Co., as our authorized Representative, will coordinate the due diligence process for the Transaction. All (a) communications regarding the Transaction, (b) requests for additional information, facility tours, management meetings and other management contacts and (c) discussions or questions regarding procedures with respect to the Transaction must be first submitted or directed to Robert W. Baird & Co., and may not be submitted or directed to any person except as authorized by Robert W. Baird & Co.

10.         No contract or agreement providing for any transaction involving you and the Company will be deemed to exist between you and the Company unless and until a definitive agreement has been executed and delivered by you and the Company and any other necessary parties. Unless and until a definitive agreement has been entered into between you and the Company regarding a transaction between you and the Company, neither the Company nor you will be under any legal obligation or have any liability to the other party or any other Person of any kind whatsoever with respect to such a transaction by virtue of this letter agreement except for the matters specifically agreed to in this letter agreement. You also acknowledge and agree that (a) the Company and its Representatives will conduct the process (which process may or may not result in a transaction with the Company) in such manner as the Company, in its sole discretion, may determine (including, without limitation, negotiating and entering into a definitive agreement with any third party without notice to you) and (b) the Company reserves the right to change, in its sole discretion, at any time and without notice to you, the procedures relating to our and your consideration of the Transaction (including, without limitation, terminating all further discussions with you and requesting that you return or destroy the Evaluation Material as described in paragraph 3 above).

11.         It is understood and agreed that money damages would be an insufficient remedy for any breach of this letter agreement by you or your Representatives and that without prejudice to the rights and remedies otherwise available to the Company, the Company is entitled to equitable relief by way of injunction, specific performance or otherwise if you or any of your Representatives breach or threaten to breach any of the provisions of this letter agreement without the necessity to prove actual damages or post any bond. You agree to reimburse the Company for reasonable legal fees and other costs incurred to enforce this letter agreement.

12.         It is further understood and agreed that no failure or delay by the Company in exercising any right, power or privilege under this letter agreement, and no course of dealing between the parties, will operate as a waiver thereof, nor will any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege under this letter agreement.

13.         This letter agreement and all disputes and controversies arising hereunder or related hereto, will be governed and construed in accordance with the Laws of the State of Indiana without regard to principles of conflicts of law that would apply any other law.

14.         Any action or proceeding arising out of or relating to this letter agreement or the transactions contemplated hereby may be brought in the courts of the State of Indiana or, if it has or can acquire jurisdiction, in the United States District Court for the Northern District of Indiana. Each of the parties knowingly, voluntarily and irrevocably submits to the exclusive jurisdiction of each such court in any such action or proceeding and waives any objection it may now or hereafter have to venue or to convenience of forum. You further agree that service of any process, summons, notice or document by United States certified mail to your address set forth above will be effective service of process for any action or proceeding brought against you in any such court.

15.         Any assignment of this letter agreement by you without the Company's prior written consent is void.

16.         If any provision of this letter agreement is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable, in whole or in part, the remaining provisions of this letter agreement will remain in full force and effect to the fullest extent permitted by applicable law.

17.         Except as set forth in Section 6 and Section 8, all of the obligations of the parties under this letter agreement shall continue in perpetuity.

18.         This letter agreement contains the entire agreement between you and the Company concerning confidentiality of the Evaluation Material. No modification of this letter agreement or waiver of the terms and conditions hereof will be binding upon you or the Company, unless approved in writing by each of you and the Company.

19.         This letter agreement may be executed in any number of counterparts, including by electronic transmission in portable document format or “tiff' format, and each of such counterparts shall for all purposes be deemed original, and all such counterparts shall together constitute one and the same instrument.

[Signature page follows.]

Please confirm your agreement with the foregoing by signing and returning one copy of this letter agreement to the undersigned, whereupon this letter agreement will become a binding agreement between you and the Company.

Very truly yours,

PROJECT REDHAWK
Supreme Industries, Inc.

By:	/s/ Matthew W. Long
Name: Matthew W. Long
Title: Chief Financial Officer

Agreed and accepted as of the date first written above

WABASH NATIONAL CORPORATION

By:	/s/ James A. Scarcelli
Name:	James A. Scarcelli
Title:	Vice President, Corporate Strategy